Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                              September 12, 2000



                                 [VIVENDI LOGO]


               VIVENDI AMERICAN DEPOSITARY SHARES BEGIN TRADING ON
                             NEW YORK STOCK EXCHANGE

                     SHARES TO TRADE UNDER TICKER SYMBOL "V"
               MAJOR STEP TOWARD THE CREATION OF VIVENDI UNIVERSAL



PARIS, FRANCE, AND NEW YORK, USA, SEPTEMBER 12, 2000 - Vivendi (NYSE: V, Paris
Bourse: EX.FP) announced that its American depositary shares will begin trading today on the New York Stock Exchange (NYSE) under the ticker symbol "V." Vivendi is one of Europe's leading media and telecommunications companies, providing a broad range of communications, entertainment and educational services, including fixed line and mobile telephony, Internet services, film production and publishing. The company is also a leading global provider of environmental management services.
      "Establishing a presence in the U.S. capital markets is vital to our global expansion strategy," said Vivendi Chairman and CEO, Jean-Marie Messier. "In addition to expanding our global shareholder base and increasing our corporate visibility, listing on the New York Stock Exchange affords Vivendi increased operating flexibility and a transaction currency to more aggressively pursue our strategic growth initiatives."
      "By listing on the New York Stock Exchange, Vivendi is joining some of the world's premier corporations in leading the evolution toward a truly global capital market," said Richard A. Grasso, Chairman and CEO of the New York Stock Exchange. "We are delighted to welcome them to the Exchange."
      To celebrate the listing, Vivendi invites the public to attend a free concert by George Benson in front of the New York Stock Exchange in lower Manhattan. The concert is scheduled to begin at 12:00pm. In addition, the company will be sponsoring a street fair throughout the day showcasing its global operations.
      On June 20, 2000, Vivendi announced its intention to merge with The Seagram Company, Ltd. (NYSE: VO) based in Montreal, Canada and Canal+ (Paris
Bourse: AN.FP) based in Paris, France, to create Vivendi Universal, a global media and communications company. The merger will combine Vivendi's broad-based telecommunications assets, which include high-speed wireless transmission, fixed and wireless communications networks, a portfolio of Internet web sites and cable and satellite transmission networks; the Seagram Company's extensive music catalogue and film and television libraries, as well as its production and distribution capabilities through Universal Music Group, Universal Studios and its stake in USA Networks; and Canal+'s leading film, broadcast and subscription assets. Vivendi's listing on the New York Stock Exchange is one of the conditions to completing the proposed three-way merger, which is expected to close before the end of this year.

ABOUT VIVENDI

Vivendi is one of Europe's leading media and telecommunications companies, providing a broad range of communications, entertainment and educational services, including fixed line and mobile telecommunications, Internet services, film production and publishing. The company is also a leading global provider of environmental management services. Headquartered in Paris, Vivendi operates in over 100 countries with 260,000 employees. Vivendi's communications activities are telecommunications (e.g., SFR mobile telephony and "7" fixed line telephony); Internet (e.g., Vizzavi, a multi access portal with a large European customer base) and VivendiNet (Internet aggregation); publishing and multimedia (through Havas and Havas Interactive), and audiovisual activities with a 49% stake in Canal+. For additional information the Company's website can be accessed at: www.vivendi.com.

IMPORTANT DISCLAIMER

All figures in this press release have been rounded up. Readers should refer to our Form 20-F filed with the SEC on September 11, 2000 for a detailed description of the Company, its businesses and the audited accounts.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Sector Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Vivendi's, Canal+'s and Seagram's businesses will not be integrated successfully; that Vivendi's, Canal+'s or Seagram's shareholders will not approve the merger; that Vivendi Universal will be unable to identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that such competition will adversely affect pricing, spending, third-party relationships and/or revenue; that Vivendi Universal will be unable to obtain or retain necessary licenses, permits and approvals; that demand for Vivendi Universal's integrated communications and environmental services will be less than it expects; that accounting changes will affect Vivendi Universal's reported results of operations; that Vivendi Universal will have difficulty enforcing its intellectual property rights; and the other risks described in the Form 20-F and the joint proxy statement/prospectus (when it becomes available) regarding the business combination transaction referenced in this press release. Many of the factors that will determine Vivendi's future results are beyond its ability to control or predict. You should not place undue reliance on the forward-looking statements as they reflect management's views only as of the date of this press release. Neither Vivendi, Canal+ nor Seagram undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and security holders are urged to read the Form 20-F and the joint proxy statement/prospectus (when it becomes available) because they contain important information.

The Form 20-F has been, and the joint proxy statement/prospectus will be, filed with the SEC. Investors and securities holders may obtain a free copy of either document and other documents filed by Vivendi and Seagram with the SEC at the SEC's web site located at www.sec.gov. Documents may also be obtained for free from Vivendi, Canal+ and Seagram, as applicable. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction and filed with the Commission by each of Vivendi, and Seagram on June 20, 2000.


                                            ###


VIVENDI CONTACT INFORMATION:
----------------------------

PARIS:                              NEW YORK:

Media Relations                     The Abernathy MacGregor Group
---------------                     Andrew Merrill or David Pitts
Antoine LeFort                      212.371.5999
011.33.1.71.71.11.80
Alain Delrieu
011.33.1.71.71.10.86

Investor Relations
------------------
Bruno Bernard
011.33.1.71.71.19.44